Exhibit 1.2

ASSET PURCHASE AGREEMENT

Dated As Of January 30, 2004

BETWEEN

KIEWIT MINING ACQUISITION COMPANY

and

ARCH COAL, INC.

with respect to the assets of

THE BUCKSKIN MINE

ARTICLE I SALE OF ASSETS; ASSUMPTION OF LIABILITIES		1
1.1	Purchase and Sale	1
1.2	Excluded Assets	2
1.3	Instruments of Conveyance and Transfer	3
1.4	Further Assurances With Respect to the Purchased Assets	3
1.5	Assignment of Contracts	4
1.6	Power of Attorney; Right of Endorsement	4
1.7	Transfer Taxes	4
1.8	Prorations	5
ARTICLE II ASSUMED LIABILITIES		5
2.1	Liabilities Being Assumed	5
ARTICLE III PURCHASE PRICE, CLOSING NOTICE AND CLOSING		7
3.1	Purchase Price	7
3.2	Closing Notice and Closing	7
3.3	Payment and Allocation	8
3.4	Inventory Adjustment to Closing Payment	8
3.5	Personal Property Adjustment to Closing Payment	9
3.6	Allocation of Purchase Price	10
3.7	Further Assurances	10
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER		10
4.1	Existence of Seller	10
4.2	Authority	11
4.3	No Conflicts	11
4.4	Governmental Approvals and Filings	11
4.5	Legal Proceedings	11
4.6	Compliance With Laws and Orders	11
4.7	Real Property	12
4.8	Personal Property	12
4.9	Contracts	12
4.10	Intellectual Property	13
4.11	Labor Relations; Employment Law Matters	13
4.12	Environmental Matters	13
4.13	Permits and Approvals	14
4.14	Insurance	14
4.15	Bonds	14
4.16	Brokers	14
4.17	Financial Statements and Conditions	14
4.18	Books and Records	14
4.19	Warranties, Indemnification and Representations	15

i

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PURCHASER		15
5.1	Corporate Existence	15
5.2	Authority	15
5.3	No Conflicts	15
5.4	Governmental Approvals and Filings	16
5.5	Legal Proceedings	16
5.6	Brokers	16
5.7	Qualifications as Lessee; Coal Acreage Limitations	16
5.8	Permit Blocking	16
5.9	Exon-Florio	17
5.10	Purchaser’s Knowledge	17
ARTICLE VI COVENANT AND CONDITIONS TO CLOSING		17
6.1	Covenant by Arch	17
6.2	Scheduled Bonds	17
6.3	Conditions to Closing	17
6.4	Employees	18
6.5	Conduct of Business	18
6.6	Certain Restrictions	18
6.7	Orders and Laws	19
ARTICLE VII		19
7.1	Instruments of Conveyance and Transfer	19
7.2	Officers’ Certificates	19
7.3	Certificate of Non-Foreign Status	19
7.4	Pledged Assets	19
7.5	Coal Services Agreement	19
ARTICLE VIII PURCHASER DELIVERABLES		19
8.1	Instruments of Conveyance and Transfer	19
8.2	Officers’ Certificates	20
8.3	Coal Services Agreement	20
8.4	Guaranty	20
ARTICLE IX EMPLOYEE MATTERS		20
9.1	Purchaser’s Employment Obligations	20
9.2	Purchaser’s Severance Obligations	21
9.3	Purchaser’s Escrow Obligations	21
ARTICLE X SURVIVAL; NO OTHER REPRESENTATIONS		21
10.1	Survival of Representations and Warranties	21
10.2	No Other Representations	22

ARTICLE XI INDEMNIFICATION		22
11.1	Indemnification	22
11.2	Method of Asserting Claims	24
11.3	Access to Books and Records; Cooperation	26
11.4	Exclusive Remedy	26
11.5	Independence of Coal Services Agreement	26
ARTICLE XII TERMINATION		27
12.1	Termination	27
12.2	Termination by Purchaser	27
12.3	Effect of Termination	28
ARTICLE XIII DEFINITIONS		28
13.1	Definitions	28
ARTICLE XIV MISCELLANEOUS		35
14.1	Notices	35
14.2	Entire Agreement	36
14.3	Expenses	36
14.4	Like Kind Exchange	36
14.5	Public Announcements	37
14.6	Interpretation of Schedules	37
14.7	Construction	37
14.8	Waiver	38
14.9	Amendment	38
14.10	No Third Party Beneficiary	38
14.11	No Assignment; Binding Effect	38
14.12	Invalid Provisions	38
14.13	Governing Law	39
14.14	Time of the Essence	39
14.15	Execution; Counterparts	39

EXHIBITS

EXHIBIT A	Reserved
EXHIBIT B	Form of Joinder Signature Page
EXHIBIT C	Bill of Sale
EXHIBIT D	Principal Terms of the Coal Services Agreement
EXHIBIT E	Certain Balance Sheet Liabilities not Assumed by Purchaser
EXHIBIT F	Management Agreement
EXHIBIT G	Officer’s Certificate of Seller
EXHIBIT H	Secretary’s Certificate of Seller
EXHIBIT I	Officer’s Certificate of Purchaser
EXHIBIT J	Secretary’s Certificate of Purchaser
EXHIBIT K	Guaranty

SCHEDULES

1.1(b)	Personal Property
1.1(d)	Assigned Contracts
1.1(e)	Assigned Permits
1.1(g)	Purchased Assets not Exclusive to the Business
2.1(a)	Rent-to-own Contracts for which Liabilities are Assumed by Purchaser
2.1(g)	Severance Obligations
2.1(h)(i)	Retention Agreements
2.1(h)(ii)	Parties to Retention Agreements
3.6	Allocation of Purchase Price
4.3(b)	Conflicts with Laws
4.3(c)	Third Party Conflicts
4.4	Governmental Approvals and Filings of Seller
4.5	Legal Proceedings
4.6	Compliance with Laws and Orders
4.7	Real Property
4.8	Personal Property
4.9	Assigned Contracts
4.10	Intellectual Property
4.11	Labor Relations
4.12	Environmental Matters
4.13	Permits and Approvals
4.14	Insurance Policies
4.15	Bonds
5.3(b)	Conflicts with Laws
5.3(c)	Third Party Conflicts
5.4	Governmental Approvals and Filings of Purchaser
6.2	Scheduled Bonds
6.4	Buckskin Employees
6.6	Permitted Capital Expenditures
13.1	Officers with Knowledge

v

ASSET PURCHASE AGREEMENT

          THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of January 30, 2004, is made and entered into by and among KIEWIT MINING ACQUISITION COMPANY, a Delaware corporation (“Purchaser”), and ARCH COAL, INC., a Delaware corporation (“Arch”).

          Arch has entered into the Merger and Purchase Agreement dated as of May 29, 2003 by and among Arch, Triton Acquisition LLC, New Vulcan Coal Holdings, L.L.C. and Vulcan Coal Holdings, L.L.C.(the “Arch-Triton Agreement”) to acquire Triton Coal Company, LLC (“Triton”) which is, among other things, engaged in the business of holding the leasehold interest and mining rights to the Buckskin Mine and operating the Buckskin Mine and the coal production business attendant thereto (the “Business”). Upon the closing of the Arch-Triton Agreement, Arch desires to require Triton to sell to Purchaser, and Purchaser desires to purchase from Triton, certain specified assets of Triton related to the Business, subject to Purchaser’s assumption of certain specified liabilities of Triton related to the Business, on the terms and subject to the conditions contained in this Agreement. Immediately upon the Closing of the Arch-Triton Agreement and sale of Triton to Arch, Arch will cause Triton to sign a joinder signature page substantially in the form of Exhibit B hereto and to become the “Seller” under this Agreement.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the parties hereto agree as follows:

ARTICLE I

SALE OF ASSETS; ASSUMPTION OF LIABILITIES

     1.1 Purchase and Sale. On the terms and subject to the conditions contained in this Agreement, Seller shall sell, transfer, convey and assign to Purchaser, consistent with Seller’s representations and warranties set forth herein, and Purchaser shall purchase and acquire from Seller, all of Seller’s right, title and interest in, to and under the assets and properties (other than the Excluded Assets) which are used exclusively in the Business including, specifically, as follows:

     (a) all Real Property, together with all appurtenances to such Real Property and all structures, fixtures and improvements located thereon;

     (b) all Personal Property;

     (c) all raw materials, work in process, supplies used in operation and Inventory;

     (d) all right, title, and interest of Seller in, to and under (i) all Contracts, licenses, commitments, purchase orders, sales orders and other agreements pertaining exclusively to the Business and which are identified on Schedule 1.1(d) hereto, and (ii) all Contracts, licenses, commitments and other agreements exclusively related to the Business (but not insurance policies or reclamation bonds) which are entered into in the ordinary course of business of the Business consistent with past practice from the date of this Agreement to the Closing Date ((i) and (ii), collectively, the “Assigned Contracts”);

     (e) all transferable federal, state, local and foreign governmental Permits, authorizations and approvals pertaining exclusively to the Buckskin Mine as set forth on Schedule 1.1(e) (the “Assigned Permits”);

     (f) all Intellectual Property, including the name “Buckskin Mine”;

     (g) notwithstanding that such assets are not used exclusively in the Business, the assets set forth on Schedule 1.1(g);

     (h) all Books and Records and files received by Seller in its acquisition of Triton relating exclusively to the Buckskin Mine, either in computer or original or photostatic form, whether or not in computer or machine readable format, including, without limitation, property records, plans, specifications, surveys, titles policies, production records, engineering records, purchasing and sales records, personnel and payroll records, accounting records, mailing lists, customer and vendor lists and records, and any computer software and related licenses, manuals and other materials.

          For convenience of reference, the assets and properties that are to be sold, transferred, conveyed and assigned by Seller to Purchaser at the Closing pursuant to Section 1.1 are collectively called the “Purchased Assets” in this Agreement.

     1.2 Excluded Assets. Anything contained in Section 1.1 or elsewhere in this Agreement to the contrary notwithstanding, the Purchased Assets exclude any and all assets and properties not expressly included in the Purchased Assets including, without limitation:

     (a) all cash and cash equivalents and the Seller Accounts Receivable;

     (b) all right, title and interest of Seller in, to and under (i) all Contracts which are not Assigned Contracts and (ii) all Scheduled Bonds;

     (c) the minute books and ownership record books of Seller;

     (d) any assets relating to any Benefit Plan of Seller;

     (e) all insurance policies and any and all amounts which may be payable or recoverable thereunder (including any such amounts payable in respect of any liabilities or claims which are asserted on or after the Closing Date but relate to events which occurred or circumstances which existed on or prior to the Closing Date);

     (f) any original books of account and other records which are required by applicable Law to be kept in Seller’s possession, including, but not limited to, Tax Returns;

     (g) all corporate records relating to accounts payable, payroll, banking, Taxes, accounts receivable, any Liability which is not an Assumed Liability or any Excluded Asset;

     (h) any and all refunds and credits of Income Taxes, value-added and other Taxes and customs duties relating to periods ending on or before the Closing Date;

     (i) any rights and benefits of Seller relating to this Agreement and the agreements and instruments entered into by Seller in connection herewith;

     (j) any assets that are not used exclusively in connection with the Business other than those assets of Seller set forth on Schedule 1.1(g).

          For convenience of reference, any assets of Seller which are not included in the Purchased Assets are collectively called the “Excluded Assets” in this Agreement and shall not be sold, assigned, transferred or delivered to Purchaser pursuant to this Agreement.

     1.3 Instruments of Conveyance and Transfer. At the Closing, Seller shall execute and deliver to Purchaser a bill of sale, assignment and assumption agreement in substantially the form of Exhibit C hereto (the “Bill of Sale”), deeds, in recordable form, conveying the Real Property, and such other deeds, endorsements, assignments and other good and sufficient instruments of conveyance and transfer as shall be necessary or desirable, as reasonably determined by Purchaser, to transfer, convey and assign title to the Purchased Assets, as herein provided, to Purchaser, consistent with Seller’s representations and warranties set forth herein. Seller shall take all reasonable legal steps that may be necessary to put Purchaser in possession and operating control of the Purchased Assets equivalent to the possession and operating control of the Seller on the date hereof.

     1.4 Further Assurances With Respect to the Purchased Assets. Seller shall promptly pay or deliver to Purchaser any Purchased Asset which may be received by Seller after the Closing. Seller shall, at any time and from time to time after the Closing, upon the reasonable request of Purchaser, do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged or delivered, all such further acts, deeds, assignments, transfers, conveyances, powers of attorney or assurances as may be reasonably required to transfer, assign, convey, grant and confirm to Purchaser, or to aid and assist in the collection of or reducing to possession by Purchaser, the Purchased Assets, or to vest in Purchaser title to the Purchased Assets as herein provided.

     1.5 Assignment of Contracts. Anything contained in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement or an attempted agreement to sell, transfer, sublease or assign any Assigned Contract (or any claim or right or any benefit arising thereunder or resulting therefrom) if the attempted sale, transfer, sublease or assignment thereof, without the consent of any other party thereto, would constitute a breach thereof or in any way affect the rights of Purchaser or Seller thereunder. Seller shall use its commercially reasonable efforts to obtain the consent of the other party to any Assigned Contract to the sale, transfer, sublease or assignment thereof to Purchaser in all cases in which such consent is required for the sale, transfer, sublease or assignment of any such Assigned Contract. If any such consent is not obtained at the time of the Closing, Purchaser and Seller will enter into a Coal Services Agreement having the substantive terms set forth on Exhibit D attached hereto and such other terms as are not inconsistent therewith. If any such consent is not obtained and the Closing occurs, Seller shall use its commercially reasonable efforts to cooperate with Purchaser in reasonable and lawful arrangements designed to provide for Purchaser the benefits of such Assigned Contracts including (a) adherence to reasonable procedures established by Purchaser for the immediate transfer to Purchaser of any payments or other funds received by Seller thereunder, and (b) consistent with the terms of the Coal Services Agreement, enforcement for the benefit of Purchaser of any and all rights of Seller thereunder against the other party or parties thereto arising out of the breach or cancellation thereof by such other party or parties or otherwise. In the event such consent is obtained, Seller shall promptly assign, transfer and convey such Assigned Contract to Purchaser, at no additional cost or expense to Purchaser.

     1.6 Power of Attorney; Right of Endorsement. Effective as of the Closing, Seller hereby constitutes and appoints Purchaser as the true and lawful attorney of Seller, with full power of substitution, in the name of Purchaser or Seller, on behalf of and for the benefit of Purchaser, solely (a) to collect all Purchased Assets, (b) to institute and prosecute all proceedings necessary in order to collect, assert or enforce any claim, right or title in, to or under or otherwise attributable to the Purchased Assets and the Assumed Liabilities and (c) to defend and compromise all actions, suits or proceedings with respect to any of the Purchased Assets, including the Assigned Contracts, or the Assumed Liabilities. The foregoing powers are coupled with an interest and shall not be revocable by Seller directly or indirectly by the dissolution of Seller or in any other manner. Purchaser shall retain for its own account any amounts collected pursuant to the foregoing powers with respect to the Purchased Assets and the Assigned Contracts, and Seller shall promptly pay to the Purchaser any amounts received by Seller after the Closing with respect to the Purchased Assets and the Assigned Contracts.

     1.7 Transfer Taxes. Purchaser shall pay any sales taxes, use taxes, transfer taxes or similar taxes that may become payable in connection with the sale of the Purchased Assets to Purchaser (the “Transaction Taxes”). Purchaser shall be responsible for all documentary, filing, recording and vehicle registration fees (including fees payable in connection with any transfer of Assigned Permits), if any, payable as a result of the transfer of the Purchased Assets (the “Transaction Fees”). Promptly after the Closing, Purchaser shall send evidence to Seller that the Transaction Taxes, if any, have been paid. Seller shall cooperate with Purchaser to make any filings reasonably requested by

Purchaser which are necessary to obtain any available sales tax clearance certificates in connection with the transactions contemplated by this Agreement.

     1.8 Prorations. Seller shall be responsible for all utilities, lease payments, ad valorem taxes, gross proceeds taxes, severance taxes, real property taxes, reclamation fees, black lung taxes, prepaid fees and other similar expenses relating to the Purchased Assets for all periods prior to the Closing Date, but not including the Hay Creek lease bonus payments described in Section 2.1(k). Purchaser shall be responsible for such expenses and taxes relating to the Purchased Assets for all periods on and after the Closing Date. Any of the same which Seller has prepaid for any period following the Closing Date shall be reimbursed by Purchaser within 10 days following receipt of an invoice therefor from Seller, and likewise, Seller shall reimburse Purchaser for any of the same paid by Purchaser for any period prior to the Closing Date within 10 days following receipt of an invoice therefor from Purchaser. To the extent that separate billings are not possible, the parties will cooperate in prorating the expenses as of the Closing Date.

ARTICLE II

ASSUMED LIABILITIES

     2.1 Liabilities Being Assumed. On the terms and subject to the conditions contained in this Agreement, effective as of the Closing, and from and after the Closing, Purchaser shall pay or assume, perform and discharge when due, the following liabilities (collectively, the “Assumed Liabilities”):

     (a) all Liabilities under the Assigned Contracts (including those Assigned Contracts representing “rent-to-own” Contracts and listed on Schedule 2.1(a)), but in each case only to the extent such Assigned Contracts have been effectively assigned and transferred to Purchaser pursuant to the provisions hereof; provided, however, that Liabilities accruing from and after the Closing Date under Assigned Contracts which have not been effectively assigned and transferred to Purchaser pursuant to the provisions hereof shall be assumed by Purchaser (i) to the extent Purchaser has received the benefits of such Assigned Contracts thereunder and (ii) Seller has complied with Section 1.5; provided, further, however, that (x) in the event Seller is unable to effectively assign and transfer any Assigned Contract to Purchaser and Purchaser is receiving the benefits of such Assigned Contracts thereunder and (y) Seller makes payments required to be made under any such Assigned Contract on behalf of Purchaser, Purchaser shall promptly reimburse Seller for all such payments made by Seller on Purchaser’s behalf up to an amount not exceeding that amount which Purchaser would have been required to pay under such Assigned Contract if such Assigned Contracts had been effectively assigned to Purchaser;

     (b) all reclamation liabilities related to the Business;

     (c) all Liabilities relating to the Business or the Purchased Assets that have arisen in the ordinary course of business (including, without limitation,

     undisclosed Liabilities and Liabilities in connection with Environmental Law), excluding, however, any Liabilities relating to:

     i. amounts owing in connection with the pre-Closing dispute with Western Fuels;

     ii. all Taxes accrued prior to Closing (other than as set forth in Section 1.7);

     iii. those Liabilities set forth on Exhibit E attached hereto;

     iv. those Liabilities set forth on Schedules 4.5 and 4.11;

     v. employee-related Liabilities occurring prior to, or upon, Closing including those Liabilities in connection with the Pension Plan and the Retiree Medical Benefit Plan and Liabilities under the Worker Adjustment and Retraining Notification Act or any similar state or local Law other than in connection with the transactions contemplated by this Agreement (except those Liabilities set forth in subsections 2.1(e), (g), (h), (i) and (j) below); and

     vi. Liabilities associated with the dispute with Majestic Petroleum Operations, LLC concerning payment for methane well.

     (d) all Liabilities of Seller in connection with the Settlement Agreement and Mutual Release, dated as of July 19, 2002, between Seller and Louisiana Generating LLC;

     (e) all Liabilities pursuant to the Worker Adjustment and Retraining Notification Act or any similar state or local Law arising as a consequence of the transactions contemplated hereby or for any action taken by Purchaser after the Closing Date;

     (f) all Liabilities of Seller in connection with the Encoal facility;

     (g) all Liabilities related to the Severance Obligations as set forth on Schedule 2.1(g);

     (h) all Liabilities of Seller under the Retention Agreements set forth on Schedule 2.1(h)(i) between Triton and those parties set forth in Schedule 2.1(h)(ii);

     (i) Purchaser agrees to provide the Change of Control Benefit specified in the Management Agreement dated September 30, 2002 between Triton and Terry G. Wilkerson attached hereto as Exhibit F (the “Management Agreement”), notwithstanding the terms of such agreement, no later than sixty (60) days after the Closing Date unless Terry G. Wilkerson (i) has been terminated for Cause (as defined in the Management Agreement) or (ii) has resigned his employment with the Company (other than a resignation pursuant to Section 11(b)(iv) of the Management Agreement);

     (j) all Liabilities related to the employment obligations described under Section 9.2 of this Agreement; and

     (k) all Liabilities in connection with the Hay Creek Bonus payments.

          Except as specifically set forth in this Section 2.1, Purchaser assumes no liability or responsibility for any other Liabilities of Seller or the Business, or any other obligation made by Seller in connection with the Purchased Assets, including without limitation those liabilities set forth in subsections (c)(i) through (c)(vi) of this Section 2.1, those liabilities set forth in Section 6.4, and those liabilities associated with or arising from the Excluded Assets (collectively referred to as the “Retained Liabilities”). The Retained Liabilities shall remain the sole responsibility of and shall be retained, paid, performed and discharged solely by Seller. For the avoidance of doubt, Assumed Liabilities shall not include (i) any Liabilities of Seller under this Agreement or (ii) any Liability of Seller for expenses or fees incident to or arising out of the negotiation, preparation, approval or authorization of this Agreement or the consummation (or preparation for the consummation) of the transactions contemplated hereby (including attorney and accountant’s fees) other than the Transaction Fees and Transaction Taxes which Purchaser is obligated to pay as set forth in Section 1.7.

ARTICLE III

PURCHASE PRICE, CLOSING NOTICE AND CLOSING

     3.1 Purchase Price. The total consideration payable for the Purchased Assets is $82,000,000 less any Deferred Revenues and less $39,000/day for every day after January 1, 2004 until the Closing Date (the “Closing Payment”), subject to adjustment as provided in Section 3.4 (as adjusted, the “Purchase Price”), payable in immediately available United States funds in the manner provided in Section 3.3.

     3.2 Closing Notice and Closing.

     (a) Upon establishing a Closing Date for the transactions contemplated by the Arch-Triton Agreement, Arch will deliver written notice to Purchaser of the scheduled Closing Date (“Closing Notice”).

     (b) The Closing will take place at the offices of O’Melveny & Meyer LLP, 30 Rockefeller Plaza, New York, New York 10112, at 10:00 A.M. local time. The date on which the Closing takes place is hereinafter referred to as the “Closing Date.”

     (c) At the Closing, Purchaser will pay the Closing Payment by wire transfer of immediately available funds as set forth in Section 3.3. Simultaneously, Seller will assign and transfer to Purchaser all of Seller’s right, title and interest in and to the Purchased Assets by delivering to Purchaser a duly executed Bill of Sale and the other instruments of conveyance described in Section 1.3.

     (d) At the Closing, there shall also be delivered to Seller and Purchaser the certificates to be delivered under Articles VII and VIII.

     3.3 Payment and Allocation. At Closing, Purchaser shall deliver to Seller an amount equal to the Closing Payment by wire transfer of immediately available funds to the accounts designated by Seller not less than three (3) business days prior to Closing.

     3.4 Inventory Adjustment to Closing Payment.

     (a) The parties mutually agree that the value of the Inventory as of December 31, 2002 is the sum of (i) $177,000 for coal inventory, and (ii) $7,599,000 for deferred stripping inventory. The parties mutually approve of the method employed for the calculation of the value of the Inventory as set forth in the preceding sentence and agree to the use of the same method for the preparation of the Inventory Adjustment Statement. Within 20 Business Days following the Closing, Seller shall prepare and deliver to Purchaser an Inventory Adjustment Statement. If within 10 Business Days following receipt of the Inventory Adjustment Statement, Purchaser has not given Seller written notice of its objection to the Inventory Adjustment Statement (such notice must contain a statement of the basis of such objection), then the Inventory Adjustment Statement will be deemed accepted. If Purchaser gives such notice of objection, then the parties shall attempt to resolve any such dispute within 20 Business Days following receipt of the notice of such dispute by Seller. If, after good faith negotiations, the parties are unable to resolve the matter within such 20 Business Day period, then they shall refer such dispute to the Independent Accountant to resolve the dispute and make any resulting adjustment to the Inventory Adjustment Statement. The Independent Accountant shall be given full access to the Books and Records. The Independent Accountant shall complete its resolution of the dispute and make appropriate adjustments to the Inventory Adjustment Statement, which shall be certified to Seller and Purchaser, within 30 Business Days following the referral of such dispute. The Independent Accountant shall provide written notice of such resolution to Seller and Purchaser. The date of such notice shall be deemed to be the date of final resolution of the dispute. The Independent Accountant’s resolution of the dispute and its adjustments shall be conclusive and binding upon the parties, and the Inventory Adjustment Statement shall be revised and restated to reflect such resolution. Seller and Purchaser will each bear 50% of the fees and expenses of the Independent Accountant.

     (b) Closing Payment Adjustment. The calculation of any adjustment to the Closing Payment shall be made within 10 Business Days of the earlier of (x) the expiration of the date on which Purchaser may provide notice of dispute, if notice of dispute is not given, or (y) if disputed, the date of final resolution of the dispute. Any such adjustment to the Closing Payment shall be paid within two (2)

Business Days of such calculation, by wire transfer of immediately available funds, to such account as specified in writing prior to payment.

     i. Decrease in Inventory. If the Inventory Adjustment Statement shows a net decrease in the sum of the value of coal inventory and the deferred stripping inventory, then the Closing Payment shall be reduced by such net decrease and such reduction in the Closing Payment shall be paid by Seller to Purchaser.

     ii. Increase in Inventory. If the Inventory Adjustment Statement shows a net increase in the sum of the value of the coal inventory and the deferred stripping inventory, then the Closing Payment shall be increased by such net increase and such increase in the Closing Payment shall be paid by Purchaser to Seller.

     3.5 Personal Property Adjustment to Closing Payment.

     (a) Subject Personal Property. The parties mutually agree that the Personal Property set forth on Schedule 3.5 is the only Personal Property subject to this Section 3.5.

     (b) Personal Property Adjustment Statement. If within 20 Business Days following the Closing the Purchaser determines that items listed on Schedule 3.5 either (x) are not located at the Buckskin Mine or (y) are otherwise materially damaged so as to be no longer usable for the purpose intended, then the Purchaser shall prepare and deliver to Seller a Personal Property Adjustment Statement identifying the values of each missing or materially damaged item. If within 10 Business Days following receipt of the Personal Property Adjustment Statement, Seller has not given Purchaser written notice of its objection to the Personal Property Adjustment Statement (such notice must contain a statement of the basis of such objection), then the Personal Property Adjustment Statement will be deemed accepted. If Seller gives such notice of objection, then the parties shall attempt to resolve any such dispute within 20 Business Days following receipt of the notice of such dispute by Purchaser. If, after good faith negotiations, the parties are unable to resolve the matter within such 20 Business Day period, then they shall refer such dispute to the Independent Appraiser to resolve the dispute and make any resulting adjustment to the Personal Property Adjustment Statement. The Independent Appraiser shall be given full access to the Personal Property. The Independent Appraiser shall complete its resolution of the dispute and make appropriate adjustments to the Personal Property Adjustment Statement, which shall be certified to Seller and Purchaser, within 30 Business Days following the referral of such dispute. The Independent Appraiser shall provide written notice of such resolution to Seller and Purchaser. The date of such notice shall be deemed to be the date of final resolution of the dispute. The Independent Appraiser’s resolution of the dispute and its adjustments shall be conclusive and binding upon the parties, and the Personal Property Adjustment Statement shall be revised and restated to reflect such resolution. Seller and Purchaser will each bear 50% of the fees and expenses of the Independent Appraiser.

     (c) Closing Payment Adjustment. The Closing Payment shall be reduced by the value stated on the final Personal Property Adjustment Statement. The calculation of any adjustment to the Closing Payment shall be made within 10 Business Days of the earlier of (x) the expiration of the date on which Seller may provide notice of dispute, if notice of dispute is not given, or (y) if disputed, the date of final resolution of the dispute. Any such adjustment to the Closing Payment shall be paid by Seller to Purchaser within two (2) Business Days of such calculation, by wire transfer of immediately available funds, to such account as specified in writing prior to payment. Any adjustment made to the Purchase Price pursuant to this Section 3.5 precludes the Purchaser from making indemnification claims under Article XI for such Personal Property.

     3.6 Allocation of Purchase Price. The parties agree that the Closing Payment (as adjusted pursuant to Sections 3.4 and 3.5) shall be allocated consistently with Schedule 3.6. Purchaser and Seller and their Affiliates shall report, act and file Tax Returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation. Neither Purchaser nor Seller shall take any position (whether in audits, tax returns or otherwise) which is inconsistent with such allocation, unless required to do so by applicable law. Solely for purposes of this Section 3.6, all references to “Seller” shall be deemed to include the Person that prior to the Closing is regarded as the owner of the Purchased Assets for Tax purposes.

     3.7 Further Assurances. Subject to the terms and conditions of this Agreement each of the parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

               Seller makes to Purchaser the representations and warranties contained in this Article IV as of the Closing Date. Subject to the foregoing and to the other terms and conditions hereof, except as set forth on the Disclosure Schedule:

     4.1 Existence of Seller. Seller is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, including without limitation, with respect to Seller, to own, hold, sell and to transfer (pursuant to this Agreement) the Purchased Assets.

     4.2 Authority. The execution and delivery by Seller of this Agreement, and the performance by it of its obligations hereunder, have been duly and validly authorized by it and no other limited liability company action on the part of Seller is necessary. This Agreement has been duly and validly executed and delivered by Seller and constitutes a legal, valid and binding obligation of Seller enforceable against it in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors rights or general principles of equity.

     4.3 No Conflicts. The execution and delivery by Seller of this Agreement do not, and the performance by Seller of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

     (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of formation or the operating agreement of Seller;

     (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Schedule 4.4, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Seller or the Purchased Assets; or

     (c) except as disclosed in Schedule 4.3(c), (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Seller to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of (except as may be required by Section 4.4 hereof), (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Lien upon Seller or any Purchased Assets under any Contract or Permit to which Seller is a party or by which any of the Purchased Assets is bound.

     4.4 Governmental Approvals and Filings. Except as disclosed in Schedule 4.4, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Seller is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, except where the failure to obtain any such consent, approval or action, to make any such filing or to give any such notice would not adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder.

     4.5 Legal Proceedings. Except as disclosed in Schedule 4.5 or in Section 4.12, there are no Actions or Proceedings pending or, to the Knowledge of Seller, threatened in writing against, relating to or affecting the Purchased Assets.

     4.6 Compliance With Laws and Orders. Except as disclosed in Schedule 4.6, Seller is not in material violation of or in material default under any Law or Order,

exclusive of Environmental Laws, which are dealt with exclusively in Section 4.12, applicable to any of the Purchased Assets.

     4.7 Real Property. Schedule 4.7 lists all material real property interests owned or leased by Seller and used by Seller exclusively in connection with the Business (the “Real Property”). Seller has such title or leasehold interest to the Real Property as is necessary to permit the operation of such properties, substantially in the manner such properties are currently operated, free and clear of any and all Liens, except as noted on Schedule 4.7. With respect to the water rights listed on Schedule 4.7, to the Knowledge of Seller, such water rights are sufficient for the conduct of the Business as currently conducted. With respect to the leases and agreements listed on Schedule 4.7, except as set forth on Schedule 4.7, each lease or agreement is in full force and effect and constitutes a legal, valid and binding agreement of Seller, enforceable in accordance with its terms against the parties thereto, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or general principles of equity. To the Knowledge of Seller, Seller is not in violation or breach of or default under any such lease or agreement or (with notice or lapse of time or both) would be in violation or breach of or default under any such lease or agreement. To the Knowledge of Seller, no actual or proposed condemnation, requisition or taking by any Governmental Authority of any material portion of the Real Property is pending or threatened.

     4.8 Personal Property. Except as disclosed in Schedule 4.8, Seller has such title or leasehold interest to the Personal Property as is necessary to permit the operation of such properties, substantially in the manner such properties are operated as of the date hereof, free and clear of any Liens, except such Liens that are not reasonably expected to have a material adverse effect on the Purchased Assets.

     4.9 Contracts.

     (a) Schedule 4.9 contains a true and complete list of each of the Assigned Contracts. Correct and complete copies of all Assigned Contracts and all amendments, modifications, extensions and renewals thereto have been made available to Purchaser.

     (b) Except as may be disclosed on Schedule 4.9, each Assigned Contract disclosed in Schedule 4.9 is in full force and effect and constitutes a legal, valid and binding agreement of Seller, enforceable in accordance with its terms against the parties thereto, and, to the Knowledge of Seller, of each other party thereto, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or general principles of equity. Except as disclosed in Schedule 4.9, to the Knowledge of Seller, neither Seller nor any other party to such Assigned Contract is in material violation, breach or default under any such Assigned Contract (or with notice or lapse of time or both, would be in material violation, breach, or default under any such Assigned Contract).

     4.10 Intellectual Property. Schedule 4.10 lists all material patents, trademarks, service marks, trade names, copyrights and applications therefor related to the Business and owned by or registered in the name of Seller as of the date hereof, and, except as set forth on Schedule 4.10, Seller owns and possesses all right title and interest to the intellectual property set forth on Schedule 4.10. To the Knowledge of Seller, as relates to the Business, Seller is not infringing, in any material respect, on any valid patent right, trademark, service mark, trade name or copyright of others.

     4.11 Labor Relations; Employment Law Matters. Except as disclosed in Schedule 4.11, no employee of the Business is presently a member of a collective bargaining unit and, to the Knowledge of Seller, there are no threatened or contemplated attempts to organize for collective bargaining purposes any of the employees of the Business. There has been no work stoppage, strike or other concerted action by employees of the Buckskin Mine that materially adversely affected the Business. To the Knowledge of Seller, Seller is in compliance in all material respects with all currently applicable Laws and regulations respecting employment, discrimination or harassment in employment, terms and conditions of employment, wages, hours, and occupational safety and health and employment practices.

     4.12 Environmental Matters. Except as disclosed in Schedule 4.12, to the Knowledge of Seller, and as relating to the Purchased Assets:

     (a) Seller is in material compliance with all applicable Environmental Laws and has not received any written notice of violation, cessation order, notice of fine or penalty, notice of proposed assessment or other written notice from any Governmental or Regulatory Authority that the Seller is not in material compliance with any Environmental Laws;

     (b) There have been no Releases of Hazardous Materials on, in, under, over or in any way affecting the Real Property or the Buckskin Mine, except (i) in accordance with a valid Permit, (ii) such Releases that are not required to be reported or remediated, or (iii) in compliance with applicable Environmental Law;

     (c) The Real Property is not nor has it been used to produce, manufacture, process, generate, store, use, handle, recycle, treat, dispose of, manage, ship or transport Hazardous Materials, except in accordance with applicable Environmental Law;

     (d) Seller has not received notice from any Governmental or Regulatory Authority that it is a “potentially responsible party” under Section 107 of CERCLA for any matter that relates to the Real Property or to the Buckskin Mine or condition of the Buckskin Mine; and

     (e) During the past two years there have been no written reports, summaries, notices or correspondence prepared in connection with any environmental investigations, studies, audits, tests, reviews or other analyses conducted by, or that are in the possession of, Seller in relation to any site or facility now or previously owned, operated or leased by Seller that have not been made available to Purchaser prior to the execution of the Agreement.

     4.13 Permits and Approvals. Seller possesses all Permits and governmental approvals and authorizations which are required in order to operate the Business in material compliance with Laws and substantially in the manner such properties are operated as of the date hereof. Schedule 4.13 lists all Permits possessed by Seller related to the Buckskin Mine and, except as set forth on Schedule 4.13, each Permit listed in Schedule 4.13 is in full force and effect according to the material terms of each such Permit and each Permit is enforceable in accordance with its terms and, to the Knowledge of the Seller, Seller is not in violation or default under any such Permit (or with notice or lapse of time or both, would be in violation or default under any such Permit).

     4.14 Insurance. Schedule 4.14 lists all policies of fire, liability, or other material forms of third-party insurance related to the Purchased Assets issued in the name of Seller, including amounts of coverage thereof and expiration dates. Except as set forth on Schedule 4.14, such policies are in full force and effect and all premiums due have been paid.

     4.15 Bonds. Schedule 4.15 lists all bonds, including reclamation bonds, currently in force with respect to the Purchased Assets. All premiums on such bonds due prior to the Closing Date have been paid.

     4.16 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Seller directly with Purchaser without the intervention of any Person on behalf of Seller in such manner as to give rise to any valid claim by any Person against Seller or Purchaser for a finder’s fee, brokerage commission or similar payment.

     4.17 Financial Statements and Conditions.

     (a) Prior to the execution of this Agreement, Seller has made available to Purchaser true and complete copies of the following Financial Statements:

     i. With respect to the Business, the unaudited balance sheet as of December 31, 2002, and the related unaudited statements of cash flows and operations for the fiscal year then ended; and

     ii. With respect to the Business, the unaudited balance sheet as of March 31, 2003, and the related unaudited statements of cash flows and operations of the Business for the fiscal year then ended.

     4.18 Books and Records. The minute books and other similar records of Seller as made available to Purchaser prior to the execution of this Agreement contain a true and complete record, in all material respects, of all material action taken at all meetings and by all written consents in lieu of meetings of the members and the board of managers.

     4.19 Warranties, Indemnification and Representations. Notwithstanding anything in this Agreement to the contrary, it is the explicit intent and understanding of the parties hereto that neither Seller nor any of its Representatives is making any representation or warranty whatsoever, oral or written, express or implied, other than those set forth in this Agreement and that Purchaser is not relying on any statement, representation or warranty, oral or written, express or implied, made by Seller or Seller’s Representatives except for the representations and warranties expressly set forth in this Agreement.

     EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, SELLER EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTY OR REPRESENTATION AS TO TITLE, OWNERSHIP, USE, POSSESSION, QUANTITY, RESERVES, RECOVERABILITY, VALUE, MINEABILITY, CONDITION, LIABILITIES, OPERATION, DESIGN, CAPACITY, FUTURE RESULTS, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, SUITABILITY OR OTHERWISE AS TO ANY OF THE PURCHASED ASSETS OR LIABILITIES OF THE BUSINESS AND, EXCEPT AS OTHERWISE SPECIFICALLY SET FORTH IN THIS AGREEMENT, IT IS UNDERSTOOD THAT PURCHASER TAKES THE PURCHASED ASSETS “AS IS” AND “WHERE IS.”

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

          Purchaser hereby makes to Seller the representations and warranties contained in this Article V. Subject to the terms and conditions hereof, except as set forth on the Disclosure Schedule:

     5.1 Corporate Existence. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.

     5.2 Authority. The execution and delivery by Purchaser of this Agreement, and the performance by Purchaser of its obligations hereunder, have been duly and validly authorized by the Board of Directors of Purchaser, no other corporate action on the part of Purchaser or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or general principles of equity.

     5.3 No Conflicts. The execution and delivery by Purchaser of this Agreement do not, and the performance by Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

     (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or bylaws (or other comparable formation document), as the case may be, of Purchaser;

     (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in Schedule 5.3(b) hereto, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Purchaser or any of its Assets and Properties; or

     (c) except as disclosed in Schedule 5.3(c), (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, or (iv) result in the creation or imposition of any Lien upon Purchaser or any of its Assets or Properties under, any Contract or Permit to which Purchaser is a party or by which any of its Assets and Properties is bound.

     5.4 Governmental Approvals and Filings. Except as disclosed in Schedule 5.4 hereto, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Purchaser is required in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

     5.5 Legal Proceedings. There are no Actions or Proceedings pending or, to the knowledge of Purchaser, threatened against, relating to or affecting Purchaser or any of its Assets and Properties which are reasonably expected to result in the issuance of any Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

     5.6 Brokers. All negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Purchaser directly with Seller without the intervention of any Person on behalf of Purchaser in such manner as to give rise to any valid claim by any Person against Seller for a finder’s fee, brokerage commission or similar payment.

     5.7 Qualifications as Lessee; Coal Acreage Limitations.

     (a) As of the execution and delivery hereof and after giving effect to the purchase of the Purchased Assets, Purchaser and its Affiliates will not exceed the coal acreage lease or permit limit set forth in 30 U.S.C. Section 184.

     (b) Purchaser is qualified to hold coal and mineral leases issued by the State of Wyoming pursuant to Wyo. Stat. 36-6-101, et seq., and the regulations promulgated pursuant to that statute.

     5.8 Permit Blocking. Neither Purchaser nor any of its Affiliates has been notified (nor to the knowledge of Purchaser is there any pending or threatened notification) by the United States Office of Surface Mining, Reclamation and

Enforcement or the agency of any state administering SMCRA that Purchaser or any of its Affiliates is (i) ineligible to receive surface mining permits, or (ii) under investigation to determine whether its eligibility to receive a SMCRA permit should be revoked, or (iii) otherwise permit blocked.

     5.9 Exon-Florio. Purchaser is not a “foreign person” for purposes of the Exon-Florio Amendment.

     5.10 Purchaser’s Knowledge. None of Purchaser, any of its Affiliates or any of their respective Representatives has any knowledge of any fact, event or circumstance that constitutes (or would be reasonably likely to constitute) or indicates (or would be reasonably likely to indicate) a breach of any representation, warranty or covenant made by Seller in this Agreement or any agreement entered into in connection herewith. Purchaser agrees to notify Seller in writing promptly upon Purchaser’s, its Affiliates’ or any of their respective Representatives’ discovery of any information on or prior to the Closing Date relating to the operations (including the financial condition, assets and properties) of Seller which constitutes (or would be reasonably likely to constitute) or indicates (or would be reasonably likely to indicate) a breach of any representation, warranty or covenant of Seller contained herein.

ARTICLE VI

COVENANT AND CONDITIONS TO CLOSING

     6.1 Covenant by Arch. Arch hereby covenants that immediately upon the Closing of the transactions contemplated in the Arch-Triton Agreement, and Arch’s acquisition of Triton, Arch will cause Triton to execute a joinder signature page to this Agreement and become the “Seller” under this Agreement.

     6.2 Scheduled Bonds. Purchaser shall use commercially reasonable efforts to cause Purchaser to be substituted in all respects for Seller or its Affiliates, in respect of all obligations of Seller or its Affiliates under all reclamation bonds and guarantees given by Seller and its Affiliates in connection with the Business and as set forth on Schedule 6.2 (the “Scheduled Bonds”), and for Seller and its Affiliates to be fully released and discharged with respect thereto. Purchaser shall, within 30 days following the Closing Date, submit to the appropriate Governmental or Regulatory Authority surety bonds in substitution for the Scheduled Bonds that will provide for coverage of the reclamation obligations of the Business as required by applicable law (the “Replacement Bonds”). From the Closing Date until such time as Seller and its Affiliates are fully released from any and all Scheduled Bonds, Purchaser shall reimburse Seller’s actual costs and expenses and indemnify, save, defend and hold harmless Seller and its Affiliates from all Liabilities and Adverse Consequences in any way related to the Scheduled Bonds. The indemnity described in this Section 6.2 shall not be subject to the limitations set forth in Article XI of this Agreement.

     6.3 Conditions to Closing. The obligations of Seller hereunder to sell the Purchased Assets are subject to the fulfillment of the condition that at or before the

Closing, the transaction contemplated under the Arch-Triton Agreement closes and Arch acquires Triton and that Seller obtains all such approvals, consents and authorizations by Governmental or Regulatory Authority necessary or required to permit and authorize Seller to transfer and assign the Purchased Assets to Purchaser as contemplated by this Agreement.

     6.4 Employees. A complete list of Seller’s Buckskin employees is set forth on Schedule 6.4 (the “Buckskin Employees”). Seller shall be responsible for any and all obligations to all of the Buckskin Employees in connection with their employment prior to the Closing Date, including, but not limited to the payment of all salaries, bonuses, vacation pay, retirement benefits, sick pay, insurance premiums and other fringe benefits, and Seller hereby agrees to pay all such obligations directly to or on behalf of the Buckskin Employees when due. Seller agrees to pay in a timely manner all amounts (including but not limited to any and all withholding and unemployment compensation insurance payment) required to be paid with respect to the compensation and benefits of the Buckskin Employees.

     6.5 Conduct of Business. From the date of this Agreement to the Closing Date, except in connection with the transactions contemplated by this Agreement, or as otherwise consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall use commercially reasonable efforts to (a) conduct its business only in the Ordinary Course (including, specifically, with respect to the entry into Contracts and the modification of existing Contracts), except that none of the Assets and Properties valued at more than $250,000 or more may be transferred, disposed of, encumbered or hypothecated, (b) comply in all material respects with all Assigned Contracts set forth in Schedule 4.9, (c) use commercially reasonable efforts to retain its employees and maintain its business relationships with customers and suppliers, (d) maintain all facilities, equipment and other tangible assets in accordance with past maintenance practices of the Seller and (e) maintain insurance coverage substantially equivalent to that coverage set forth on Schedule 4.14.

     6.6 Certain Restrictions. In addition to and not in limitation of Seller’s covenants in Section 6.5, Seller will refrain from:

     (a) other than in the Ordinary Course, acquiring or disposing of, or incurring any Lien (other than a Permitted Lien) on, any Purchased Assets;

     (b) except as permitted in Schedule 6.6, other than in the Ordinary Course, making capital expenditures or commitments for additions to property, plant or equipment constituting capital assets in an aggregate amount exceeding $100,000;

     (c) other than in the Ordinary Course or to the extent required by applicable Law, adopting, entering into or becoming bound by any material Benefit Plan, employment-related Contract or collective bargaining agreement, or amending, modifying or terminating (partially or completely) any such Benefit

Plan, employment-related Contract or collective bargaining agreement, if such action will result in material additional cost to the Purchased Assets.

     6.7 Orders and Laws. There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement, including under the HSR Act, shall have occurred.

ARTICLE VII

SELLER DELIVERABLES

               At Closing, in addition to the deliveries required pursuant to Section 1.3 and otherwise herein, Seller shall deliver to Purchaser the following:

     7.1 Instruments of Conveyance and Transfer. Seller shall deliver to Purchaser the instruments of conveyance and transfer required under Section 1.3.

     7.2 Officers’ Certificates. Seller shall deliver to Purchaser a certificate, dated as of the Closing Date and executed in the name and on behalf of Seller by an executive officer of Seller, substantially in the form and to the effect of Exhibit G hereto, and a certificate, dated as of the Closing Date and executed by the Secretary or any Assistant Secretary of Seller, substantially in the form and to the effect of Exhibit H hereto.

     7.3 Certificate of Non-Foreign Status. Seller shall deliver a Certificate of Non-Foreign Status pursuant to Section 1445(a) of the Code with respect to the transfer of the Real Property that is owned by Seller.

     7.4 Pledged Assets. Seller shall deliver evidence, reasonably satisfactory to the Purchaser, of the release of any Liens (other than Permitted Encumbrances) on the Purchased Assets.

     7.5 Coal Services Agreement. Seller shall deliver to Purchaser a Coal Services Agreement, having the substantive terms set forth on Exhibit D attached hereto and such other terms as are not inconsistent therewith, duly executed by Seller.

ARTICLE VIII

PURCHASER DELIVERABLES

               At Closing, in addition to the deliverable required by Section 3.3 and otherwise herein, Purchaser shall deliver to Seller the following:

     8.1 Instruments of Conveyance and Transfer. Purchaser shall execute the instruments of conveyance and transfer required under Section 1.3 as necessary.

     8.2 Officers’ Certificates. Purchaser shall deliver to Seller a certificate, dated as of the Closing Date and executed in the name and on behalf of Purchaser by an executive officer of Purchaser, substantially in the form and to the effect of Exhibit I hereto, and a certificate, dated as of the Closing Date and executed by the Secretary or any Assistant Secretary of Purchaser, substantially in the form and to the effect of Exhibit J hereto.

     8.3 Coal Services Agreement. Purchaser shall deliver to Seller a Coal Services Agreement, having the substantive terms set forth on Exhibit D attached hereto and such other terms as are not inconsistent therewith, duly executed by Purchaser.

     8.4 Guaranty. Purchaser shall deliver a guaranty of Purchaser’s obligations under Article XI of this Agreement and the Coal Services Agreement, substantially in the form and to the effect of Exhibit K hereto, duly executed by Kiewit Mining Group, Inc. (the “Guaranty”).

ARTICLE IX

EMPLOYEE MATTERS

     9.1 Purchaser’s Employment Obligations. Purchaser will either assume the following obligations in conjunction with its hiring of the Buckskin Employees or for each Buckskin Employee that Purchaser does not hire, Purchaser will indemnify Seller for any Adverse Consequences Seller incurs in meeting the following obligations:

     (a) Equivalent Compensation. From the Closing Date until six months following the Closing Date, Purchaser will maintain or will cause to be maintained base salary, wages, and compensation levels for the benefit of the Buckskin Employees, and such Buckskin Employees will be eligible to participate in Purchaser’s existing benefit plans and programs, which, in the aggregate, are reasonably equivalent in value to, the wages, compensation levels, and benefit plans provided to the Buckskin Employees on the date of this Agreement; provided, however, that nothing in this Agreement shall require Purchaser to implement new benefit plans and programs for the benefit of the Buckskin Employees. In addition, and notwithstanding the previous sentence, Purchaser will continue to maintain the Company’s severance plan (on the same basis) for the 12 months following the Closing Date.

     (b) Service Credit. Purchaser shall provide each Buckskin Employee with credit for all service with the Seller and its Affiliates, including any service with predecessors of the Seller and its Affiliates, for vesting and eligibility purposes only under each employee benefit plan, program, or arrangement of Purchaser or its Affiliates in which such employee is eligible to participate, except to the extent that such service credit would result in a duplication of benefits with respect to the same period of service and in accordance with the eligibility and vesting requirements contained under such plans. With respect to each group health plan or welfare plan provided by the Purchaser or its Affiliates as of the

Closing Date in which the Buckskin Employees are eligible to participate after the Closing Date, Purchaser shall (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Buckskin Employees, provided that if such plan is provided under an insured arrangement, such waiver will occur only to the extent otherwise permitted under the applicable insurance contract or agreement, provided, further, that Purchaser shall use its best efforts to procure such waivers and (ii) provide each Buckskin Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any applicable deductible or out-of-pocket requirements under such group health plan.

     The indemnity described in this Section 9.1 shall not be subject to the limitations set forth in Article XI of this Agreement.

     9.2 Purchaser’s Severance Obligations.

     (a) Severance Obligations. Purchaser shall indemnify Seller for any payments made by Seller to any Buckskin Employee under the Severance Obligations of the Company or its Affiliates as set forth on Schedule 2.1(g), that results from a termination of such Buckskin Employee by Purchaser after Closing. The indemnity described in this Section 9.2(a) shall not be subject to the limitations set forth in Article XI of this Agreement.

     (b) WARN Act. Purchaser shall indemnify and hold harmless Seller and its Affiliates against all Liabilities under the Worker Adjustment and Retraining Notification Act or any similar law arising out of or relating to this Agreement. The indemnity described in this Section 9.2(b) shall not be subject to the limitations set forth in Article XI of this Agreement.

     9.3 Purchaser’s Escrow Obligations.

     (a) Retention Agreements. Purchaser shall fund the obligations of the Seller or its Affiliates under the Retention Agreements set forth in Schedule 2.1(h).

     (b) Management Agreement. Purchaser shall fund the Change of Control Benefit in the Management Agreement as described in Exhibit F.

ARTICLE X

SURVIVAL; NO OTHER REPRESENTATIONS

     10.1 Survival of Representations and Warranties. All of the representations, warranties, covenants and agreements contained in this Agreement will survive the Closing until two years after the Closing Date; provided, however, that the obligations (i) of either Seller or Purchaser to perform any covenant contained in this Agreement, (ii) of Seller to Purchaser with respect to the Retained Liabilities and (iii) of Purchaser to Seller with respect to the Assumed Liabilities, in each case, shall survive indefinitely, and provided, further, that any representation, warranty, covenant or agreement that would otherwise terminate will continue to survive if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given in good faith setting forth with reasonable specificity facts reasonably expected to establish a valid claim under Article XI on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in Article XI. This Section shall not limit in any way the survival and enforceability of any covenant or agreement of the parties hereto which by its terms contemplates performance after the Closing Date, which shall survive for the respective periods set forth herein.

     10.2 No Other Representations. Notwithstanding anything to the contrary contained in this Agreement, it is the explicit intent of each party hereto that neither Seller nor Purchaser nor anyone on their respective behalf are making any representation or warranty whatsoever, express or implied, except for those express representations and warranties made by Seller and contained in Article IV and in any certificate delivered pursuant to Section 7.2 and by Purchaser contained in Article V and in any certificate delivered pursuant to Section 8.1. In particular, and except for the express representations and warranties made by Seller in this Agreement, Seller makes no representation or warranty to Purchaser with respect to (i) the information set forth in any Confidential Offering Memorandum for Triton, (ii) any financial projection or forecast relating to the Business, or (iii) any coal reserve report or estimate provided to Purchaser concerning the quantity and quality of coal found in Seller’s properties. With respect to any projection, forecast or reserve report delivered by or on behalf of Seller to Purchaser, Purchaser acknowledges that (A) there are uncertainties inherent in attempting to make such projections, forecasts or reserve reports, (B) it is familiar with such uncertainties, (C) it is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections, forecasts and reserve reports furnished to it, and (D) it shall have no claim against Seller with respect thereto.

ARTICLE XI

INDEMNIFICATION

     11.1 Indemnification

     (a) Subject to this Article XI, Seller shall indemnify Purchaser in respect of, and hold it harmless from and against, any and all Adverse Consequences suffered, incurred or sustained by it or to which it becomes subject, resulting from (i) any breach of representation or warranty by Seller in this Agreement, (ii) non-fulfillment of or breach of or failure to perform any covenant or agreement on the part of Seller contained in this Agreement or, (iii) the Retained Liabilities.

     (b) Subject to this Article XI and except for matters to be indemnified by Seller under Section 11.1(a), Purchaser shall indemnify Seller in respect of, and hold it harmless from and against any and all Adverse Consequences suffered, incurred or sustained by Seller, or to which Seller becomes subject, resulting from

(i) the operation of the Business after the Closing, including without limitation, any and all Adverse Consequences arising out of or relating to any Environmental Law, (ii) any breach of representation or warranty by Purchaser in this Agreement, (iii) non-fulfillment or breach of or failure to perform any covenant or agreement on the part of Purchaser contained in this Agreement, (iv) the Assumed Liabilities, or (v) any and all Adverse Consequences to Seller relating to Taxes resulting from or arising out of the operation of the Business after the Closing.

     (c) Notwithstanding anything to the contrary contained in this Agreement, no amounts of indemnity shall be payable to an Indemnified Party as a result of any claim in respect of any and all Adverse Consequences arising under Sections 11.1(a) or 11.1(b):

     i. to the extent that the Indemnified Party had a reasonable opportunity, but failed, in good faith to mitigate the Adverse Consequences, including but not limited to the failure to use commercially reasonable efforts to recover under a policy of insurance or under a contractual right of set-off or indemnity;

     ii. to the extent it arises from or was caused by actions taken or failed to be taken by the Indemnified Party or any of its Affiliates after the Closing;

     iii. with respect to any claims made pursuant to Section 11.1(a) (other than with respect to claims made in connection with the Retained Liabilities) or Section 11.1(b):

     (A) unless such claim involves Adverse Consequences in excess of $250,000;

     (B) then not until the aggregate total of all such Adverse Consequences satisfying Section 11.1(c)(iii)(A) exceeds $1,000,000 (the “Threshold”), and then for the entire amount of such Adverse Consequences; and

     iv. unless the Indemnified Party has given the Indemnifying Party a Claim Notice or Indemnity Notice, as applicable, with respect to such claim, setting forth in reasonable detail the specific facts and circumstances pertaining thereto, (A) as soon as practical following the time at which the Indemnified Party discovered or reasonably should have discovered such claim and (2) in any event prior to the date that is two years after the Closing Date.

     (d) Notwithstanding anything to the contrary contained in this Agreement, no amounts of indemnity shall be payable by Seller to Purchaser as a result of any claim in respect of any and all Adverse Consequences incurred by Purchaser arising under Section 11.1(a) in excess of $5,000,000 (other than with respect to claims made in connection with the Retained Liabilities, for which claims the aggregate limitation on indemnity payable by Seller to Purchaser shall equal the Purchase Price less $5,000,000).

     11.2 Method of Asserting Claims. All claims for indemnification by any Indemnified Party under Section 11.1 will be asserted and resolved as follows:

     (a) In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 11.1(a) or (b) is timely asserted against or sought to be collected from such Indemnified Party by a Person other than Seller or any Affiliate of Seller or of Purchaser (a “Third Party Claim”), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party disputes its liability to the Indemnified Party under Section 11.1(a) or (b) and whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

     i. If the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this Section 11.2(a), then the Indemnifying Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party, which consent will not be unreasonably withheld). The Indemnifying Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof, with legal counsel reasonably acceptable to the Indemnified Party; provided, however, that if requested by the Indemnifying Party, the Indemnified Party will cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim that the Indemnifying Party elects to contest, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim, or any cross-complaint against any Person (other than the Indemnified Party or any of its Affiliates). The Indemnified Party may retain separate counsel to represent it in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 11.2(a)(i), and the Indemnified Party will bear its own costs and expenses with respect to such separate counsel. Notwithstanding the foregoing, the Indemnified Party may retain or take over the control of the defense or settlement of any Third Party Claim the defense of which the Indemnifying Party has elected to control if the Indemnified Party irrevocably waives its right to indemnity under Section 11.1 with respect to such Third Party Claim.

     ii. If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to this Section 11.2(a)(ii), then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party to a final conclusion or will be settled at the discretion of the Indemnified Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; provided, however, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, cooperate with the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting, or, if appropriate and related to the Third Party Claim in question, in making any counterclaim against the Person asserting the Third Party Claim or any cross-complaint against any Person (other than the Indemnifying Party or any of its Affiliates). Notwithstanding the foregoing provisions of this Section 11.2(a)(ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in Section 11.2(a)(iii), the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party’s defense pursuant to this Section 11.2(a)(ii) or of the Indemnifying Party’s participation therein at the Indemnified Party’s request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may retain separate counsel to represent it in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 11.2 (a)(ii), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

     iii. If the Indemnifying Party notifies the Indemnified Party that it does not dispute its liability to the Indemnified Party with respect to the Third Party Claim under Section 11.1(a) or (b), the Adverse Consequences arising from such Third Party Claim will be conclusively deemed a liability of the Indemnifying Party under Section 11.1 and the Indemnifying Party shall pay the amount of such Adverse Consequences to the Indemnified Party on demand following the final determination thereof (subject to the limitations contained herein). If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

     (b) In the event any Indemnified Party should have a claim under Section 11.1(a) or (b) against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice, the Adverse Consequences arising from the claim specified in such Indemnity Notice will be conclusively deemed a liability of the Indemnifying Party under Section 11.1(a) or (b) and the Indemnifying Party shall pay the amount of such Adverse Consequences to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party has timely disputed its liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction. Notwithstanding the preceding sentence, if a portion of such claim subject to dispute is not subject to dispute the Indemnifying Party shall pay such undisputed portion to the Indemnified Party on demand.

     11.3 Access to Books and Records; Cooperation. In the event of any claim for indemnity under this Article XI, the Indemnified Party agrees to give the Indemnifying Party and its Representatives reasonable access to the Books and Records and employees of the Indemnified Party in connection with the matters for which indemnification is sought to the extent the Indemnifying Party reasonably deems necessary in connection with its rights and obligations under this Article XI. The Indemnified Party and the Indemnifying Party shall cooperate in good faith in connection with the defense of all Third Party Claims.

     11.4 Exclusive Remedy. After the Closing, and subject to the limitations set forth herein, the indemnities set forth in this Article XI shall be the exclusive remedies of Purchaser and Seller and their respective officers, directors, members, managers, employees, agents and Affiliates for any misrepresentation, breach of warranty or non-fulfillment or failure to be performed of any covenant or agreement contained in this Agreement, and the parties shall not be entitled to a rescission of this Agreement or to any further indemnification rights or claims of any nature whatsoever in respect thereof, all of which the parties hereto hereby waive. Notwithstanding the foregoing, nothing herein shall prevent any of the parties hereto from bringing an action based upon fraud.

     11.5 Independence of Coal Services Agreement. Notwithstanding anything to the contrary contained in this Agreement, claims under the Coal Services Agreement shall not be affected by this Article XI. The rights of the parties to the Coal Services Agreement are independent of this Agreement and are not subject to the preceding terms of this Article XI.

ARTICLE XII

TERMINATION

     12.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned, at any time prior to the Closing:

     (a) by mutual written agreement of Arch and Purchaser;

     (b) by Arch or Purchaser, in the event that any Order or Law becomes effective, and is non-appealable, restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, upon notification of the non-terminating party by the terminating party;

     (c) by Arch if there shall have been a breach of any of the representations, warranties, covenants or other agreements of Purchaser contained in this Agreement, which breach (i) is, individually or in the aggregate, reasonably expected to have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated by this Agreement and (ii) either (x) is not cured within fifteen (15) days following written notice by Arch to Purchaser or (y) by its nature, cannot be cured prior to the Expiration Date;

     (d) by Arch or Purchaser, at any time after May 17, 2004 (the “Expiration Date”), upon notification of the non-terminating party by the terminating party if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by an intentional or knowing breach of this Agreement by the terminating party; provided, however, that should the expiration date in the Arch-Triton Agreement extend past the Expiration Date, then the Expiration Date automatically shall be extended to such date, but in no event shall the Expiration Date extend beyond August 17, 2004, without the prior written consent of Purchaser; or

     (e) by Arch in the event that it fails to obtain all such approvals, consents and authorizations by Governmental or Regulatory Authority necessary or required to consummate the transaction contemplated under the Arch-Triton Agreement.

     12.2 Termination by Purchaser.

     (a) Pursuant to the terms of this Section 12.2, this Agreement may be terminated, and the transactions contemplated hereby may be abandoned, by Purchaser if:

     i. Seller has breached one of its covenants in Sections 6.5, 6.6, or 6.7 or breached any of its Representations and Warranties in Article IV; and

     ii. such breach (A) is, individually or in the aggregate, reasonably expected to have a Material Adverse Effect on the Purchased Assets or is reasonably expected to have a material adverse effect on Arch’s or Seller’s ability to consummate the transactions contemplated by this Agreement and (B) either (x) is not cured within 30 days following written notice by Purchaser to the party committing such breach or (y) by its nature cannot be cured prior to the end of the 30-day period.

     (b) The termination right provided in this Section 12.2 shall expire immediately preceding the closing of the transactions contemplated by the Arch-Triton Agreement (“Termination Notice Cutoff”).

     (c) Any notice given by Purchaser under this Section 12.2 must be received by Arch prior to the Termination Notice Cutoff.

     12.3 Effect of Termination. If this Agreement is validly terminated pursuant to Section 12.1, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of Arch or Purchaser (or any of their respective officers, directors, managers, members, stockholders, employees, agents or other Representatives or Affiliates), except that nothing contained herein shall relieve any party hereto from liability for willful breach of its representations, warranties, covenants or agreements contained in this Agreement.

ARTICLE XIII

DEFINITIONS

     13.1 Definitions.

     (a) Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

     “Actions or Proceedings” means any action, suit, proceeding, claims, demands, complaints, arbitration or Governmental or Regulatory Authority investigation.

     “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages (excluding consequential, punitive and special damages), dues, penalties, fines, deficiencies, costs, liabilities, obligations, taxes, liens, losses, expenses, fees, including, without limitation, court and other costs, interest and reasonable fees of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment after giving effect to any related tax benefits and insurance proceeds.

     “Affiliate” means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise.

     “Agreement” means this Asset Purchase Agreement, the schedules hereto and the certificates delivered in accordance herewith, as the same shall be amended from time to time.

     “Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

     “Assigned Contracts” has the meaning ascribed thereto in Section 1.1(d).

     “Assigned Permits” has the meaning ascribed thereto in Section 1.1(e).

     “Assumed Liabilities” has the meaning ascribed thereto in Section 2.1.

     “Benefit Plan” means any Plan established by Seller, or any predecessor or Affiliates of Seller, existing at the Closing Date (or at any time within the five (5) year period prior thereto for a Plan subject to Title IV of ERISA), to which Seller contributes or has contributed, or under which any employee, former employee or director of Seller, or any beneficiary thereof is covered, is eligible for coverage or has benefit rights.

     “Bill of Sale” has the meaning ascribed thereto in Section 1.3.

     “Books and Records” means all files, documents, instruments, papers, books and records relating exclusively to the Business, including without limitation financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

     “Buckskin Employees” has the meaning ascribed thereto in Section 6.4.

     “Buckskin Mine” means Seller’s coal mine located in the State of Wyoming and commonly referred to as the Buckskin Mine.

     “Business” has the meaning ascribed thereto in the preamble.

     “Business Day” means a day other than Saturday, Sunday or any federal holiday.

     “CERCLA” means the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, and the rules and regulations promulgated thereunder.

     “CERCLIS” means the Comprehensive Environmental Response and Liability Information System, as provided by 40 C.F.R. § 300.5.

     “Claim Notice” means written notification pursuant to Section 11.2 of a Third Party Claim as to which indemnity under Section 11.2 is sought by an Indemnified Party, enclosing a copy of all papers served. if any, and specifying the nature of and the basis for such Third Party Claim and for the Indemnified Party’s claim against the Indemnifying Party under Section 11.2, together with the amount of, or if not then reasonably determinable, the estimated amount, determined in good faith, of the Adverse Consequences arising from such Third Party Claim.

     “Closing” means the closing of the transactions contemplated by Section 3.2.

     “Closing Date” means (a) the same date as the Arch-Triton Agreement closes, or (b) such other date as Purchaser and Seller mutually agree upon in writing.

     “Closing Notice” has the meaning ascribed thereto in Section 3.2(a).

     “Coal Services Agreement” means the Coal Services Agreement, dated as of the date hereof, among the parties, as described in Exhibit D.

     “Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

     “Contract” means any agreement, lease (other than real property leases), license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract.

     “Deferred Revenue” means the sum of all deferred revenue related to the Business for prepaid coal not yet shipped as of the Closing. Notwithstanding the foregoing Deferred Revenues shall not include amounts attributable to option tons deliverable to Western Resources.

     “Disclosure Schedule” shall mean the disclosure schedules delivered in connection herewith, as amended or supplemented from time to time.

     “Dispute Period” means the period ending twenty (20) days following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.

     “Environmental Law” means any Law or Order relating to the regulation or protection of human health, safety or the environment or to the reclamation of mining property or to the emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment (including, without limitation, ambient air, soil, surface water, ground water, wetlands, land or subsurface strata), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

     “Excluded Assets” has the meaning ascribed thereto in Section 1.2.

     “Exon-Florio Amendment” means Section 721 of the Defense Production Act of 1950, as amended, and any successor thereto and the regulations issued pursuant thereto or in consequence thereof.

     “Expiration Date” has the meaning ascribed thereto in Section 12.1(d).

     “Financial Statements” means the financial statement of the Business delivered to Purchaser pursuant to Section 4.17.

     “GAAP” means generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

     “Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision.

     “Guaranty” has the meaning ascribed thereto in Section 8.4.

     “Hay Creek Bonus” means the entire amount of all remaining payments required to be paid for that certain Hay Creek lease (WYW – 150152) under that Agreement for the Assignment of a Federal Coal Lease between Enron Oil and Gas Company and Triton Coal Company, LLC dated February 10, 1999.

     “Hazardous Materials” means any pollutant, contaminant, petroleum or petroleum product, dangerous or toxic substance, hazardous or extremely hazardous substance or chemical, solid or hazardous waste, special, liquid, industrial or other waste, hazardous material, or other material, substance or agent (whether in solid, liquid or gaseous form) that is as of the Closing Date regulated in connection with the protection of the environment.

     “Income Taxes” means any federal, state, local, or foreign income Tax, including any interest, penalty, or addition thereto, whether disputed or not.

     “Indebtedness” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

     “Indemnified Party” means any Person claiming indemnification under any provision of Article XI.

     “Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article XI.

     “Indemnity Notice” means written notification pursuant to Section 11.2 of a claim for indemnity under Article XI by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Adverse Consequences arising from such claim.

     “Independent Accountant” means an accountant mutually agreed upon by Purchaser and Seller, provided that if such parties cannot agree, then the Independent Accountant shall be designated upon the mutual agreement of two accountants, each designated by one of such parties.

     “Independent Appraiser” means an appraiser mutually agreed upon by Purchaser and Seller, provided that if such parties cannot agree, then the Independent Appraiser shall be designated upon the mutual agreement of two appraisers, each designated by one of such parties.

     “Intellectual Property” means the intellectual property related exclusively to the Business as disclosed in Schedule 4.10.

     “Inventory” means all coal produced, located and stockpiled at the Buckskin Mine and all deferred stripping inventory at the Buckskin Mine, except that Inventory shall not include coal for which Seller has received Deferred Revenue.

     “Inventory Adjustment Period” means that period of time commencing on December 31, 2002, and continuing through the close of business of Seller at the Buckskin Mine on the Closing Date.

     “Inventory Adjustment Statement” means the statement prepared by Seller pursuant to Section 3.4(a) of this Agreement. The Inventory Adjustment Statement shall be based upon the sales and production Books and Records as maintained by Seller in the ordinary course consistent with past practice. The Inventory Adjustment Statement shall set forth, for the Inventory Adjustment Period, the dollar value differences with respect to the coal inventory and the deferred stripping inventory at the Buckskin Mine. The Inventory Adjustment Statement will be prepared using the same method used to determine the value of the Inventory set forth in Section 3.4.

     “Knowledge of Seller” means the actual knowledge, without independent investigation, of the persons listed in Schedule 13.1.

     “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

     “Liabilities” means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

     “Liens” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

     “Management Agreement” means the Management Agreement dated September 30, 2002 between Triton and Terry G. Wilkerson and attached hereto as Exhibit F.

     “Material Adverse Effect” means a material adverse effect on the Purchased Assets taken as a whole.

     “NPL” means the National Priorities List under CERCLA.

     “Order” means any writ, judgment, decree, injunction or other order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

     “Ordinary Course” means the ordinary course of business, with respect to the applicable Person, consistent with past practice.

     “Pension Plan” means the defined benefit pension plan of Seller.

     “Permits” means all permits, licenses, authorizations, registrations, franchises, approvals, certificates, variances and similar rights and consents obtained from Governmental or Regulatory Authority.

     “Permitted Encumbrance” means (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a Liability that is not yet due or delinquent and (iii) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens could not reasonably be expected to materially adversely affect the Business.

     “Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

     “Personal Property” means equipment, machinery, motor vehicles, spare parts, furniture, fixtures, computer hardware or software, and other tangible personal property (other than coal) owned or leased by Seller and used by Seller exclusively in connection with the Business.

     “Plan” means any bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement, stock purchase, stock option, stock ownership, stock appreciation rights, phantom stock, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria, life, health, accident, disability, workmen’s compensation or other insurance, severance, separation or other employee benefit plan, practice, policy or arrangement of any kind, whether written or oral, including, but not limited to, any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

     “Purchased Assets” has the meaning ascribed thereto in Section 1.1.

     “Purchase Price” has the meaning ascribed to such term in Section 3.1.

     “Purchaser” has the meaning ascribed to such term in the recitals to this Agreement.

     “Real Property” means the property interests disclosed in Schedule 4.7.

     “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including, without limitation, the movement of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes through ambient air, soil, surface water, ground water wetlands, land or subsurface strata.

     “Replacement Bonds” has the meaning ascribed to such term in Section 6.2.

     “Representative” means for any Person, any officer, employee, counsel, accountant, financial adviser, consultant or other representative of such Person.

     “Resolution Period” means the period ending thirty (30) days following receipt by an Indemnified Party of a written notice from an Indemnifying Party stating that it disputes all or any portion of a claim set forth in a Claim Notice or an Indemnity Notice.

     “Retained Liabilities” has the meaning ascribed to such term in Section 2.1.

     “Retiree Medical Benefit Plan” means the retiree medical benefit plan of Seller.

     “Scheduled Bonds” has the meaning ascribed to such term in Section 6.2.

     “Seller” has the meaning ascribed to such term in the recitals to this Agreement.

     “Seller Accounts Receivable” means Seller’s accounts receivable.

     “Severance Obligations” has the meaning ascribed to such term in Section 2.1(g).

     “SMCRA” means the Surface Mining Control and Reclamation Act, as amended, 30 U.S.C. § 1201, et seq., any rule or regulation promulgated thereunder, and any similar state law or regulation.

     “Taxes” means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

     “Tax Returns” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     “Termination Notice Cutoff” has the meaning ascribed to such term in Section 12.2(b).

     “Third Party Claim” has the meaning ascribed to such term in Section 11.2(a).

     “Transaction Fees” has the meaning ascribed to such term in Section 1.7.

     “Transaction Taxes” has the meaning ascribed to such term in Section 1.7.

ARTICLE XIV

MISCELLANEOUS

     14.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or sent by nationally recognized overnight courier for next Business Day delivery to the parties at the following addresses or facsimile numbers:

If to Purchaser, to:

Kiewit Mining Acquisition Company
Kiewit Plaza
Omaha, Nebraska 68131
Facsimile No.: (402) 271-2908
Attn: President

with a copy to:

Peter Kiewit Sons’, Inc.
Kiewit Plaza
Omaha, Nebraska 68131
Facsimile No.: (402) 271-2830
Attn: General Counsel

If to Seller, to:

Arch Coal, Inc.

One City Place Drive, Suite 300
St. Louis, MO 63141
Facsimile No.: (314) 994-2734
Attn: Robert Jones, Esq.

with a copy to:

Dorsey & Whitney LLP
170 South Main Street, Suite 900
Salt Lake City, UT 84101
Facsimile No.: (801) 933-7373
Attn: William B. Prince, Esq.

               All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by overnight courier in the manner described above to the address as provided in this Section, be deemed given upon receipt. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

     14.2 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof, including without limitation that certain confidentiality agreement between the parties in effect prior to the date hereof, and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

     14.3 Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby.

     14.4 Like Kind Exchange. Either party (the “Exchanging Party”) shall have the right to assign its rights and obligations under this Agreement to a qualified intermediary, as contemplated by Section 1031 of the Code and the Regulations promulgated thereunder, of their choice for the purpose of completing a like-kind exchange pursuant to Code Section 1031. If either party elects to complete such a like-kind exchange, the other party shall reasonably cooperate with the Exchanging Party and such qualified intermediary and shall execute all necessary escrow instructions, documents, agreements or instruments reasonably requested by the Exchanging Party to complete the exchange. Such other party shall not incur any additional liabilities or costs as a result of or connected with such exchange and the Exchanging Party shall indemnify, defend and hold such other party harmless from any liabilities, damages or costs that may arise from the Exchanging Party’s participation in the exchange. The consummation of the exchange shall not delay or extend the scheduled date or time for Closing.

     14.5 Public Announcements. At all times at or before the Closing, Seller and Purchaser will not issue or make any reports, statements or releases to the public or generally to the employees, customers, suppliers or other Persons with respect to this Agreement or the transactions contemplated hereby without the consent of the other, which consent shall not be unreasonably withheld. If any party is unable to obtain the approval of its public report, statement or release from the other party and such report, statement or release is, in the opinion of legal counsel to such party, required by Law in order to discharge such party’s disclosure obligations, then such party may make or issue the legally required report, statement or release and promptly furnish the other party with a copy thereof. Seller and Purchaser will also obtain the other party’s prior approval, which approval shall not be unreasonably withheld, of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

     14.6 Interpretation of Schedules. It is understood and agreed that neither the specification of any dollar amount in the representations and warranties contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or otherwise required to be disclosed, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material or required to be disclosed for purposes of this Agreement. Seller has included items in the Disclosure Schedule hereto only in order to provide certain information regarding the Business to Purchaser and inclusion of any item in any Disclosure Schedule should not be deemed an admission as to the existence of any liability or obligation, the validity or accuracy of any claim or as to the absence of any defense or counterclaim with respect thereto. The section numbers in the Disclosure Schedule correspond to the section numbers in this Agreement, and the exceptions, modifications, descriptions and disclosures in the Disclosure Schedule attached hereto are made in respect to the representations and warranties or other provisions of this Agreement referenced thereby. Matters reflected on the Disclosure Schedule delivered hereunder are not necessarily limited to matters required by this Agreement to be reflected in such Disclosure Schedule. Any such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

     14.7 Construction. Words importing the singular shall include the plural and vice versa, and words importing a gender shall include other genders. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine or neuter form. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The headings contained in this Agreement are inserted for convenience only and shall not constitute a part hereof or affect any interpretation hereof. All references herein to Articles, Sections, (other than references to Sections of the Code or any other statute) and subsections shall be deemed to be references to Articles, Sections and subsections of this Agreement unless the context shall otherwise require. References in this Agreement to any Article shall include all Sections, subsections, paragraphs in such Article; references in this Agreement to any Section shall include all subsections and paragraphs in such Section; and references in this Agreement to any subsection shall include all paragraphs in such subsection. The exhibits and attachments to the Schedules form an integral part of the Schedules and are incorporated by reference for all purposes as if set forth fully therein. Unless the context shall otherwise require or provide, any reference to any agreement or other instrument or statute, regulation or other Law is to such agreement, instrument, statute, regulation or other Law as amended and supplemented from time to time (and, in the case of a statute, regulation or other Law, to any successor provision); provided, however, that no representation or warranty herein shall be deemed to have been breached because of the adoption of any new statute, regulation or other Law, any amendment of or change in any statute, regulation or other Law or any change in interpretation of any statute, regulation or other Law, in any event, issued or otherwise occurring subsequent to the date hereof. This Agreement shall be construed in accordance with its fair meaning and shall not be construed strictly against either party, without regard to which party drafted this Agreement.

     14.8 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

     14.9 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

     14.10 No Third Party Beneficiary. Except as otherwise expressly provided hereunder, the terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

     14.11 No Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void; provided, however, that Purchaser shall be permitted to assign its rights and obligations hereunder to any of its Affiliates without the consent of Seller (but no such assignment shall affect the Purchaser’s obligations hereunder). Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and permitted assigns.

     14.12 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

     14.13 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to a Contract executed and performed in such State without regard to conflict of laws.

     14.14 Time of the Essence. Time is of the essence in this Agreement.

     14.15 Execution; Counterparts. This Agreement shall not represent a binding agreement until it has been executed and delivered by all of the parties hereto. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all of the parties hereto. The exchange of signed copies of this Agreement and signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original of this Agreement for all purposes. Signatures of the parties transmitted by facsimile shall be deemed to be the original signatures for all purposes.

* * * * *

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

KIEWIT MINING ACQUISITION
COMPANY

By: /s/ BRUCE M. MCKAY

Name: Bruce M. McKay
Title: President

ARCH COAL, INC.

By: /s/ ROBERT G. JONES

Name: Robert G. Jones
Title Vice President — Law

TRITON COAL COMPANY, L.L.C.

By: /s/ ROBERT J. MESSEY

Name: Robert J. Messey
Title: Vice President